787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 24, 2023

VIA EDGAR

Samantha A. Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Systematic Growth Fund, a series of VALIC Company I

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Ms. Brutlag:

On behalf of the Systematic Growth Fund (formerly, the Blue Chip Growth Fund) (the “Fund”), a series of VALIC Company I (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 13, 2023 regarding Post-Effective Amendment No. 112 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 111 under the Investment Company Act of 1940, as amended, which was filed with the Commission on March 2, 2023.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

April 24, 2023

Comment No. 1:	With respect to footnote 1 in the subsection of the Prospectus entitled, “Fund Summary: Systematic Growth Fund (Formerly, Blue Chip Growth Fund) – Fees and Expenses of the Fund,” if VALIC can recoup within the three year period following the date of the waiver, please disclose.

Response No. 1:	VALIC is not entitled to recoup fees waived with respect to the Fund under the Fund’s advisory fee waiver agreement.

Comment No. 2:	In the subsection of the Prospectus entitled “Investment Glossary – Investment Risks,” please consider separating the principal investment risks from the non-principal investment risks by adding headings. Alternatively, please identify that the risks listed in the last sentence of the section of the Prospectus entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks” are non-principal investment risks.

Response No. 2:	The Registrant will revise the last sentence in the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks” to read as follows (additions bolded and underlined; deletions in strikethrough text):

“The Fund is also subject to the following non-principal investment ~~additional~~ risks: Cybersecurity Risk, Derivatives Risk, Investment Company Risk, Privately Placed Securities Risk, REITs Risk and Small-Cap Company Risk.”

Comment No. 3:	Please confirm to the Staff that the Fund’s concentration policy set forth in the subsection of the Statement of Additional Information entitled “Investment Restrictions – Fundamental Investment Restrictions” is accurate, given the disclosure in the Prospectus that the Fund may have significant exposure to one or more industries or sectors.

Response No. 3:	The Registrant submits that the Fund’s concentration policy is accurate. The Fund will not concentrate its investments in any one industry.

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Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC

Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC

Louis O. Ducote, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP